Law Offices of Kristin M. Cano

19800 MacArthur Boulevard., Suite 1000

Irvine, California 92612

Telephone (949) 759-1505

Telefax (949) 640-9535

cano@securities-law.com

January 8, 2020	Via Edgar & Email

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Daniel Morris, Attorney Advisor
Mara L. Ransom, Assistant Director

Re:	American Diversified Energy, LLC
Offering Statement on Form 1-A
Filed October 9, 2018
File No. 024-10904
Comment Letter Dated December 2, 2019

Dear Mr. Morris:

This letter is submitted on behalf of our client, American Diversified Energy, LLC (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated December 2, 2019 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A/A (File No. 024-10904) filed with the Commission on November 5, 2019 (the “Offering Statement Amendment No. 3”). For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Pre-Qualification Amendment No. 4 to the Offering Statement, filed on January 7, 2020 (“Amendment No. 4”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. If the Staff would like marked copies of Amendment No. 4 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 4”) marked against the Offering Statement Amendment No. 3, please so advise and we would be happy to provide them.

Form 1-A Amendment No. 3 filed November 5, 2019 Use of Proceeds, page 44

Comment No. 1

1.	We refer you to the first sentence of the first paragraph. Please revise the net proceeds of $520,000 to be consistent with net proceeds of $1,600,000, as disclosed in the table.

Response to Comment No. 1

The $520,000 has been replaced. It now reads “$1,600,000.

Comment No. 2

2.	In footnote (5) you indicate "..construction beyond the Harbor District Project has not been specifically identified." However, disclosure on pages 86, 91 and F-28 indicates you have executed an agreement with Niles East Mobile Home Estates to construct and operate a solar energy facility and entered into three separate Option to Purchase Agreements, two in Florida and one in California. Furthermore, in the Summary of the Offering, page 3, you disclose you intend to use proceeds from this Offering towards the aforementioned projects. Please explain why you have not identified the agreements here or revise your disclosure here to identify these projects and the proceeds to be used towards them. Refer to Item 6 of Form 1-A.

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Response to Comment No. 2

Footnote (5) to the Table of Use of Proceeds has been revised to reflect the Niles East Mobile Home Estates project and the three (3) Option to Purchase Agreements as additional projects beyond the Harbor District Project. This revision is made in conformity to the disclosures on pages 86, 91, and F-28. Footnote (5) now also references Exhibits 6.17 through Exhibits 6.20, which was attached to the filing, relating to these additional projects. We also note that proceeds will be used for these projects as they come in.

We have amended pages 86 and 96 to accurately reflect the option price in conformity with the Exhibit and noted that the Option price has not yet been paid to the Company. This is a correction of the previous disclosure.

Comment No. 3

3.	We refer you to footnote (6) wherein you disclose the $379,419 advanced to the Company by Julio Macedo is reflected as Related Party Advances on the July 31, 2019 balance sheet. We are unable to locate any related party advances on the July 31, 2019 balance sheet. Additionally, you state "The portion, remaining unpaid is $172,447 has been repaid." It is unclear from your disclosure whether there remains a portion unpaid or not. Please revise to clarify. If unpaid, please explain where it is recorded on the balance sheet. If paid, explain why you have allocated the use of proceeds towards the repayment.

Response to Comment No. 3

Footnote (6) has been corrected to conform to the Interim Balance Sheet. As of the date of the Interim Balance Sheet, the advances memorialized by promissory notes that were appended to the Offering Circular as Exhibits 6.7 through 6.16, have been repaid.

Management's Discussion and Analysis of Financial Condition and Results of Operations General, page 89

Comment No. 4

4.	We refer you to the fourth paragraph on page 90 where you disclose, "Of the $2,000,000 Minimum Offering Amount, as discussed in the Use of Proceeds, supra, there are net proceeds of $520,000 which will be used to pay $500,000 for the License Permit Fee and $20,000." Please revise your disclosure to indicate there are net proceeds of $1,600,000 and indicate how such proceeds will be used.

Response to Comment No. 4

The disclosure has been revised to reflect net proceeds of $1,600,000 and the application of the net proceeds: $975,941 for construction of Crescent Solar Project; $500,000 for the License Permit Fee; and, the remaining $124,059 applied to working capital.

Comment No. 5

5.	Again, we refer you to the fourth paragraph on page 90 where you disclose "..the plan of solar operations will be paid from the net proceeds of $1,600,000 investment in ADE Crescent by Corvette, LLC." Please revise to indicate the plan of solar operations will be paid in part from the proceeds of the sale ADE Crescent and the $1,600,000 in proceeds from this Offering.

Response to Comment No. 5

The disclosure now reflects that the construction and solar operations will be paid from the net proceeds of from this offering and, in part, from the investment in ADE Crescent by Corvette, LLC.

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Results of Operations, page 91

Comment No. 6

6.	Please revise to also discuss the nine months ended July 31, 2019 as compared to the nine months ended July 31, 2018.

Response to Comment No. 6

The disclosure has been expanded to include the nine months ended July 31, 2019 as compared to the nine months ended July 31, 2018.

Liquidity and Capital Resources, page 92

Comment No. 7

7.	We note you disclose $1,542,781 in convertible notes, net of discounts of $185,966, as of July 31, 2019. Please explain the discrepancy with the $1,456,815, net of discounts, reported on your balance sheet or revise. Please also review your reference on page 91 to $1,626,250 in proceeds attributable to convertible notes payable as of July 31, 2019 and explain why the proceeds are less than the gross payable reported on the July 31, 2019 balance sheet of $1,642,781 or revise.

Response to Comment No. 7

The disclosure has been amended to correct the typographical errors that resulted in the discrepancy and to conform to the Balance Sheet.

Comment No. 8

8.	We note you disclose the Company will need "significant capital in excess of the minimum Offering amount of $1.8 million." Please explain why this amount is different than $1.6 million disclosed on the cover and page 44 or revise.

Response to Comment No. 8

The disclosure has been amended to correct the typographical error of $1.8 Million. The correct number is $1.6 Million.

Compensation of Directors and Executive Officers , page 94

Comment No. 9

9.	Please update your disclosure to include the amounts of your executive compensation for your fiscal year ended October 31, 2019. Refer to Item 11 of Offering Circular of Form 1- A.

Response to Comment No. 9

The disclosure has been amended to reflect executive compensation through 10/31/19, the close of the most recent fiscal rather than through the nine months ended 7/31/19.

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Financial Statements, page F-1

Comment No. 10

10.	We note in exchange for 75% interest in ADE Crescent you received $2,000,000 from Corvette LLC to be used towards the completion of construction of the Harbor District Solar Facility. After the $400,000 reimbursement to you for certain expenses already incurred, there remained $1,600,000. As disclosed on page 4 ,"Of the $1,600,000, there remains $975,941, and of that, $975,865 has been used to cover general and administrative expenses, and the repayment of a portion of the Related Party Notes." Please explain how the $975,865 is reflected in the financial statements and support your accounting and presentation.

Response to Comment No. 10

The Interim Financial Statement has been amended to segregate the investment in ADE Crescent and delineate the amount owed to ADE Crescent as a result of using the funds for general and administrative expenses of ADE.

Note 5 - Related party Transactions

Option to Purchase Compressed Natural Gas Stations - Pompano Beach, Florida, page F-22

Comment No. 11

11.	We note on July 30, 2018 you entered into an agreement with American CNG regarding Pompano Beach. Your disclosure indicates an option price of $50,000, which has "not" been paid. Disclosure elsewhere on pages 86 and 96 indicates an option price of $100,000 that has been paid. Please explain the inconsistency or revise. Please explain how you accounted for the option agreement and where it is reflected in the financials.

Response to Comment No. 11

The disclosures on page 86 and 96 have been amended to indicated that the option price is $50,000 and that this amount has not yet been paid.

Note 10 - Subsequent Events

Investment of Corvette, LLC in ADE Crescent City LLC and Summary of the Amended Restated Operating Agreement of ADE Crescent City LLC, page F-26

Comment No. 12

12.	Please explain how you accounted for the sale of the 75% interest in ADE Crescent and the 25% you retained, including whether you remained in control or lost control. In doing so, please support all amounts recorded in your July 31, 2019 balance sheet and cash flow statement. Please explain why it was appropriate to present your investment net of $472,855 in costs and the nature of such costs. If you concluded control was lost, please explain why no gain or loss was recorded upon derecognition. Your response should be detailed in supporting your accounting treatment, amounts recorded and include the guidance you relied on. Please also add disclosure that explains your accounting treatment and financial statement activity.

Response to Comment No. 12

Note 10 on F-26 has been amended to disclose the effective loss of control of ADE Crescent and as a consequence, that investment is being dealt with as a net equity method investment and we have also disclosed in Note 10, that the resulting nominal gain will be recognized in the following fiscal year.

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Comment No. 13

13.	Please explain your accounting basis for recording a negative carrying amount for your equity method investment as of July 31, 2019, and why you have not recorded your share of earnings or losses on the income statement. Reference is made to ASC 323-10-35-20.

Response to Comment No. 13

The Interim Financial Statements have been amended to separately reflect the carrying amount of the net equity method investment in ADE Crescent as of July 31, 2019 from the amounts owed to ADE Crescent by ADE due to the use for general and administrative expenses by ADE. In that, ADE Crescent is in the construction stage, for the nine months ended July 31, 2019 there were no earnings or losses for ADE Crescent and no share of earnings or losses for ADE to report. In addition, the Interim Financial Statements have been amended to recognize the minimal gain resulting from the change of presentation to the equity method investment.

Comment No. 14

14.	Rule 8-03(b)(3) of Regulation S-X requires the disclosure of sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee for equity investees that constitute 20 percent or more of a registrant’s consolidated assets, equity or income from continuing operations attributable to the registrant. Please revise to provide such applicable disclosure for your investment in ADE Crescent or explain in detail why such disclosure is not required.

Response to Comment No. 14

In that, ADE Crescent is in the construction stage, for the nine months ended July 31, 2019 there were no sales, gross profits, net income (loss) from continuing operations, net income, or net income attributable to the investee (for equity investees that constitute 20 percent or more) of ADE’s consolidated assets, equity or income from continuing operations attributable to ADE. According for period July 31, 2019 there are no earnings, losses for ADE Crescent and no share of earnings or losses for ADE to report. The subsequent audited financial statements will conform to Rule 8-03(b)(3) of Regulation S-X.

Exhibit 11.1, Consent of dbbmckennon, page III-1

Comment No. 15

15.	We note your consent omits a reference to the balance sheet. Please have your auditor revise the consent to include such a reference.

Response to Comment No. 15

The consent has been amended to include reference to the balance sheet.

Supplemental Comment by Issuer. Please note, that on December 30, 2019, the Crescent City Harbor Commission granted the Company an extension of the Commercial Operation date from December 31, 2019 up to and including June 30, 2020. The Offering Circular was amended at Edgar Pages 6, 77, and 113 to reflect the extension.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 4, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate your time and attention and the Staff’s timely response.

Very truly yours,

/s/ Kristin M. Cano
Kristin M. Cano

cc: via email

Julio Macedo

Neil Zoller

Michael McKennon